EXHIBIT 99.8

Press Release

Total Extends its Biodiversity Ambition

To Coincide With the Preparation

of the United Nations Plan for Biodiversity

Paris, September 29, 2020 – Against the backdrop of the United Nations General Assembly, Total, which has just been recognized as Global Compact Lead by the United Nations, is committing to biodiversity by extending its ambition in four main areas.

1.

Voluntary exclusion zones: Total commits, in recognition of the universal value of UNESCO World Natural Heritage sites, not to conduct oil or gas exploration or extraction operations in these areas. Total also commits not to conduct any oil exploration in the Arctic sea ice.

2.

New projects: biodiversity action plans will be developed for any new site located in an area of interest for biodiversity, that is IUCN (International Union for the Conservation of Nature) Protected Areas I to IV and Ramsar areas. Moreover, the Group commits to implementing measures to produce a net positive impact on biodiversity for each new project located in an IUCN I or II area or Ramsar area.

3.

Existing sites: on every existing environmentally significant site (Exploration & Production production sites, refineries, petrochemicals sites, gas-fired power stations) which is ISO14001 certified, a biodiversity action plan will be deployed. Total will report its deployment to the various stakeholders. When a site stops its operation, Total is also committing to considering the development of a dedicated area rich in biodiversity (e.g. rare species habitats, biodiversity sanctuaries, etc.) as one of the options for its rehabilitation.

4.

Promotion of biodiversity: as part of Total Foundation’s Climate, Coastal and Oceans program, Total will support biodiversity-related awareness programs, youth education and research actions. Total also commits to sharing the biodiversity data collected as part of our environmental studies for Group projects with the scientific community and the general public.

“The planet’s rich biodiversity is under threat. Total’s inclusion of biodiversity goes back some time, but the current degradation of the environment is a reality that requires us all to make a major change, collectively and individually. For this reason, Total is now stepping up its biodiversity ambition and commitments, and this will contribute to the Group’s ambition to become the responsible energy major,” announced Patrick Pouyanné, Total Chairman and CEO.

Total had adopted a biodiversity policy by 2005, to concretize the global recognition of these issues by the Group. In 2016, the Group pledged to contribute to realizing the Sustainable Development goals (SDGs) adopted by the United Nations, including those connected to biodiversity. In 2018, Total signed the act4nature initiative led by the French business association Association Française des Entreprises pour l’Environnement (EpE).

▶ Click here to read about our ambition in detail ◀

About Total

Total is a broad energy company that produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is more affordable, more reliable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

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Total Contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com

Cautionary Note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL SE directly or indirectly owns investments are separate legal entities. TOTAL SE has no liability for their acts or omissions. In this document, the terms “Total”, “Total Group” and Group are sometimes used for convenience. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.